

SECUF **06004092** ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53144

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR - 1 2006

BRANCH OF REGISTRATIONS
AND EXAMINATIONS
05

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2005___ AND ENDING___12/31/2005___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferies Partners Opportunity Fund III, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

The Metro Center, One Station Place, Three North
(No. and Street)

Stamford	Connecticut	06902-6800
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert J. Welch   (203) 708-5800
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 2 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Robert J. Welch_____ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Jefferies Partners Opportunity Fund III, LLC_____ , as of _____December 31,_____ , 2005_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____None_____

_____

_____
Signature

_____Chief Financial Officer_____
Title

MARIANNE KELLY
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31 2008

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



KPMG LLP
345 Park Avenue
New York, NY 10154

INDEPENDENT AUDITORS' REPORT

Member of Jefferies Partners Opportunity Fund III, LLC:

We have audited the accompanying statement of financial condition of Jefferies Partners Opportunity Fund III, LLC (the "Fund") as of December 31, 2005, and the related statements of earnings, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jefferies Partners Opportunity Fund III, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 24, 2006

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

JEFFERIES PARTNERS OPPORTUNITY FUND III, LLC

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	426,796
Total assets	$	426,796

Liabilities and Member's Equity

Liabilities:		
Due to affiliate	$	25,264
Total liabilities		25,264
Member's equity:		401,532
Total liabilities and member's equity	$	426,796

See accompanying notes to financial statements.

JEFFERIES PARTNERS OPPORTUNITY FUND III, LLC

Statement of Earnings

For the year ended December 31, 2005

Revenues:		
Interest	$	13,428
Total revenues		13,428
Expenses:		
Professional fees and other		11,101
Total expenses		11,101
Net income	$	2,327

See accompanying notes to financial statements.

JEFFERIES PARTNERS OPPORTUNITY FUND III, LLC

Statement of Changes in Member's Equity

For the year ended December 31, 2005

	Member's equity
Balance, December 31, 2004	$ 399,205
Net income	2,327
Balance, December 31, 2005	$ 401,532

See accompanying notes to financial statements.

JEFFERIES PARTNERS OPPORTUNITY FUND III, LLC

Statement of Cash Flows

For the year ended December 31, 2005

Cash flows from operating activities:		
Net income	$	2,327
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and operating liabilities:		
Increase in due to affiliate		11,101
Net cash provided by operating activities		13,428
Net increase in cash and cash equivalents		13,428
Cash and cash equivalents at beginning of year		413,368
Cash and cash equivalents at end of year	$	426,796

See accompanying notes to financial statements.

(1)   Summary of Significant Accounting Policies

Jefferies Partners Opportunity Fund III, LLC (the "Fund") is a Delaware limited liability company. Jefferies & Company, Inc. ("Jefferies") provided the initial capital funding on January 19, 2001, and as of December 31, 2005, is the sole member of the Fund. The investment objective of the Fund is to generate returns for its members by making, holding, and disposing of a diverse portfolio of primarily below investment grade debt and equity investments. The Fund was established to offer members the opportunity to participate in the trading, investment, and brokerage activities of the High Yield Department of Jefferies. The Fund will employ a trading and investment strategy substantially similar to that historically employed by Jefferies' High Yield Department. The Fund intends to acquire, actively manage, and trade a diverse portfolio of primarily non-investment grade investments consisting of the following three asset groups: High Yield Debt, Special Situation Investments, and, to a lesser extent, Bank Loans. The Fund has appointed Jefferies to serve as manager to the Fund (the "Manager"). The Fund will participate in the trading and investment activities of the High Yield Department on an equivalent basis with Jefferies. To permit such participation, the Fund has been registered as a broker-dealer under the Securities Exchange Act of 1934 and with the National Association of Securities Dealers.

The Fund claims an exemption from Rule 15c3-3 as of December 31, 2005 based on Section (k)(2)(ii). Securities transactions are cleared through an affiliated broker-dealer on a fully disclosed basis. The Fund does not execute any securities transactions with or on behalf of any customers.

The Fund prepares its financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Statement of Cash Flows

For purposes of the statement of cash flows, the Fund has defined cash equivalents to be highly liquid investments with original maturities of 90 days or less.

Securities Transactions

Transactions in securities are recorded on a trade-date basis. Securities owned are valued at market, and unrealized gains or losses are reflected in revenues from principal transactions.

Fair Value of Financial Instruments

The Fund's financial instruments, which consist of cash and cash equivalents, are carried at fair value.

Federal and State Income Taxes

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes and accordingly are not subject to income taxes. Therefore, no provision for income taxes has been made in the Fund's financial statements. For tax purposes, income or losses are included in the tax return of the member.

Allocation of Income and Expense

Income and expense are allocated 100% to the members based on the pro rata share of their capital contributed to the Fund.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Fund to make estimates and assumptions relating to the reporting of assets and liabilities. Actual results could differ from those estimates.

(2) **Related Party Transactions**

Cash and cash equivalents represents amounts held on deposit at Jefferies in a brokerage account.

Due to affiliate is payable to Jefferies, primarily as reimbursement for professional fees and other general and administrative expenses and is repayable at the discretion of Jefferies.

Included in capital is an investment in the Fund by Jefferies of $400,000.

(3) **Net Capital Requirement**

The Fund is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2005, the Fund had net capital of $401,532, which was $151,532 in excess of required net capital.

JEFFERIES PARTNERS OPPORTUNITY FUND III, LLC

Computation of Net Capital under Rule 15c3-1(a)(1)(ii)
of the Securities and Exchange Commission
Using the Alternative Net Capital Requirement

December 31, 2005

Net capital:

Total member's equity	$	401,532
Total adjustments to net capital		—
Net capital	$	401,532
Computation of basic net capital requirement:		
Minimum net capital required	$	250,000
Net capital in excess of requirement	$	151,532

Note: The computation of net capital under Rule 15c3-1(a)(1)(ii) as of December 31, 2005, as computed by Jefferies Partners Opportunity Fund III, LLC in its Form X-17a-5, Part II, filed with NASD Regulation, Inc. on January 25, 2006, does not differ from the above computation, which is based upon the audited financial statements.

See accompanying independent auditors' report.



KPMG LLP
345 Park Avenue
New York, NY 10154

INDEPENDENT AUDITORS' REPORT ON

INTERNAL CONTROL PURSUANT TO SEC RULE 17a-5

Member of Jefferies Partners Opportunity Fund III, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Jefferies Partners Opportunity Fund III, LLC (the "Fund") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Fund including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Fund does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Fund in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Fund is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Fund has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Fund's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, NASD Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2006